SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of January 2008

SCAILEX CORPORATION LTD.
(Translation of registrant’s name into English)

16 Shenkar St, Entrance B,
Herzliya Pituach,
P.O.B. 12423
Israel, 46733
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

1.	On January 8, 9, 10, 13, 14, 15, 16, 17, 20 and 21, 2008, Scailex Corporation Ltd.(the “Company”) filed a report with the Israeli Securities Authority and the Tel Aviv Stock Exchange regarding changes in shareholdings of interested parties, as follows:

A.	Tao Tsout Ltd. purchased on January 7, 8, 9, 10, 13, 14, 15, 16, 17 and 20, 2008, 208,003 ordinary shares of the Company, as follows:

Date	Number of Shares	Purchase Price ILS / $

07/01/08	208	39.39
07/01/08	1,000	39.30
07/01/08	1,500	39.40
07/01/08	1,792	39.38
08/01/08	500	39.50
08/01/08	300	39.60
08/01/08	501	39.65
08/01/08	8,600	39.80
08/01/08	99	40.00
09/01/08	2,000	38.84
09/01/08	950	39.29
09/01/08	5,500	38.85
09/01/08	11,500	39.80
10/01/08	508	38.60
10/01/08	1,000	39.03
10/01/08	1,103	39.25
10/01/08	3,250	39.40
10/01/08	300	39.47
10/01/08	100	39.49
10/01/08	10,837	39.50
10/01/08	300	39.59
10/01/08	1,213	39.60
10/01/08	13,328	39.80
10/01/08	200	40.00
10/01/08	1,490	40.20
10/01/08	598	40.49
13/01/08	6,040	39.50
13/01/08	3,500	39.60
13/01/08	1,500	39.69
13/01/08	5,001	39.70
13/01/08	3,000	39.72
13/01/08	2,000	39.75
13/01/08	1,500	39.77
13/01/08	2,000	39.78
13/01/08	3,645	39.80
13/01/08	4,201	39.89
13/01/08	9,043	39.90
13/01/08	3,200	39.99
14/01/08	5,000	38.63
14/01/08	2,000	38.67
14/01/08	4,999	38.95
14/01/08	27,100	39.44
15/01/08	3,250	38.30
15/01/08	1,000	38.67
15/01/08	500	39.15
15/01/08	1,150	39.19
15/01/08	27,193	39.20
16/01/08	195	38.90
16/01/08	8,239	39.20
17/01/08	70	38.90
17/01/08	500	38.99
17/01/08	500	39.00
17/01/08	10,000	39.17
20/01/08	3,000	39.63

After the above mention purchases the holdings status of our interested parties are as follow:

			Percentage of the company's shares
Name of interested parties	Number of Shares / (*) Options		Outstanding	Fully diluted

Tao Tsuot Ltd.[1]	8,734,618		22.9%	22.8%
Ilan Ben Dov	117,062		0.3%	0.3%
Sunny Electronics Ltd.	4,725,935		12.4%	12.4%
Israel Petrochemical Enterprises Ltd.	19,112,255		50.06%	49.95%
Modi Peled (Via Palgo Ltd.)	2,300		0.01%	0.01%
Yahel Shachar	40,000	(*)	0%	0.1%

[1] The Ben Dov group, which includes Tao Tsout Ltd, Suny Electronics Ltd. and Ilan Ben Dov himself and its wholly owned subsidiaries, hold, as of the date of the report, 13,577,615 ordinary shares of the Company, representing 35.6% of the Company’s issued share capital and 35.5% on a fully diluted basis.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. By: /s/ Shachar Rachim —————————————— Shachar Rachim Chief Financial Officer

January 22, 2008